SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2016
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Public Offer of Shares - SANEPAR

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells electric power, with shares listed on BM&FBovespa (CPLE3, CPLE5, CPLE6), NYSE (ELPVY, ELP) and LATIBEX (XCOP), hereby announces to its shareholders and to the market in general that Companhia de Saneamento do Paraná – SANEPAR filed yesterday, November 29, 2016, the preliminary prospectus for a public offer of primary and secondary distribution of its preferred shares.

The operation will be carried out jointly with the Government of the State of Paraná, Andrade Gutierrez Concessões S.A., Fundo de Investimento CAIXA FGP-PR Multimercado and Dominó Holdings S.A. (49% Copel Comercialização S.A.), the latter being the holder of 41,730,015 (forty-one million, seven hundred and thirty thousand, and fifteen) preferred shares of SANEPAR, equivalent to 13.5% of the total preferred shares of such Company.

Additionally, COPEL, which owns 36,343,267 (thirty-six million, three hundred forty-three thousand, two hundred sixty-seven) preferred shares of SANEPAR, hereby announces that it is evaluating the possibility of loaning part of the preferred shares of its ownership in order to carry out the activity of price stabilization of the preferred shares under the Offer.

The Company will keep the market informed on the subject.

Curitiba, November 30, 2016.

Gilberto Mendes Fernandes
Business Management Officer interim as Chief Financial and Investor Relations Officer

For more information, please contact the Investor Relations team: ri@copel.com or +55 41 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 1, 2016

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.